Exhibit 99.1

IGI Announces Half Year 2020 Common Share Dividend

HAMILTON, Bermuda, August 13, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that its Board of Directors has declared a common share dividend of $0.09 per share for the period January 1, 2020 – June 30, 2020. The dividend is payable on September 7, 2020, to shareholders of record at the close of business on August 24, 2020.

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About IGI:
IGI is an international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:
This press release may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to current or future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the potential inability to recognize the anticipated benefits of the transaction with Tiberius; (5) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (6) the potential effects of the COVID-19 pandemic; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, PR & Marketing Manager

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com